EXHIBIT 8.1

May 24, 2005

First Horizon National Corporation

165 Madison Avenue

Memphis, TN 38103

The Shareholders of

West Metro Financial Services, Inc.

c/o Board of Directors

68 First National Drive

Dallas, GA 30157

Re:	Merger of First Horizon National Corporation and West Metro Financial Services, Inc.

Ladies and Gentlemen:

                We have acted as counsel to First Horizon National Corporation (“FHNC”) in connection with the transaction described below. In that regard, we have been requested to issue our opinion as to certain matters set forth in the Agreement and Plan of Merger by and between FHNC and West Metro Financial Services, Inc. ("West Metro") dated March 15, 2005 (the "Plan"). All capitalized terms used in this letter which are not defined herein shall have the meaning set forth in the Plan.

                In connection with the foregoing, we have examined and are relying upon the following documents: (1) the Plan; (2) the Articles of Merger between FHNC and West Metro (the “Merger Certificate”); (3) the Charter of FHNC; and (4) the Articles of Incorporation of West Metro.

                We have made such legal and factual examinations and inquiries as we have deemed advisable and necessary for the purpose of rendering this opinion. We have examined originals or copies of documents, corporate records and other writings that we consider relevant for the purposes of this opinion. We also have discussed such matters as we have deemed relevant to this opinion with certain officers, directors and shareholders of FHNC and West Metro and, with respect to certain factual matters, we have relied upon certificates of FHNC and West Metro and on representations, warranties and agreements in the Plan. We have assumed without investigation that any representations and warranties on which we relied that were given or dated earlier than the Effective Time of the Merger continue to remain accurate, insofar as relevant to such opinion, from such earlier date through and including the Effective Time of the Merger.

                The Boards of Directors of FHNC and West Metro have determined that it is desirable and in the best interest of their respective corporations that West Metro be merged into FHNC. The Plan provides that West Metro will merge into FHNC in accordance with the laws of the State of Tennessee and the State of Georgia (the “Merger”).

                The Plan provides that each share of West Metro common stock, other than treasury shares, shares owned by FHNC or any of the subsidiaries of FHNC or West Metro (other than in a fiduciary capacity) or by any person who has perfected dissenters’ rights with respect to shares of West Metro common stock, will be converted on the Effective Time into the right to receive the Merger Consideration.

                Subject to the redesignation and adjustment procedures described below, the holders of record of shares of West Metro common stock (“Holders”) may elect to receive all cash, all shares of FHNC common stock or a combination of cash and FHNC common stock in exchange for their shares of West Metro common stock. The Holders will not receive any fractional shares of FHNC common stock; instead, the Holders will be paid cash in an amount equal to the fraction of a share of FHNC common stock otherwise issuable multiplied by the FHNC Common Stock Average Price.

                The Plan contains redesignation procedures which may affect Holders’ elections. Under the Plan, the number of shares of West Metro common stock to be converted into the right to receive cash must be adjusted so that the Cash Consideration is not less than $11,000,000 or more than $13,000,000 in accordance with the Plan. All Holders of West Metro common stock are subject to these adjustment procedures, except for Holders who perfected their dissenters’ rights under Applicable Law.

                West Metro had issued options to purchase 113,000 shares of West Metro common stock (“Options”) and warrants to purchase 300,000 shares of West Metro common stock (“Warrants”). Each holder of an Option or Warrant has agreed to sell to FHNC, effective at the Effective Time, such Option for cash or, in the case of a holder of a Warrant, for either cash or shares of FHNC common stock. The cash payment shall be calculated as an amount equal to the number of shares of West Metro common stock specified in such Warrant or Option times the Price Per Share less the aggregate exercise price specified in such Warrant or Option, subject to required withholding taxes, if any. The holders of Warrants who elect to receive shares of FHNC common stock in lieu of cash shall receive shares of FHNC common stock equal to the number of shares of West Metro common stock specified in such Warrant times the Conversion Price less the aggregate exercise price specified in such Warrant, subject to required withholding taxes, if any. Any cash paid for the Options or Warrants shall be included in the calculation of the Cash Threshold and Cash Cap.

                The opinions contained herein are based upon the representations and statements contained in the aforementioned documents and are limited in all respects to matters of federal income tax law. In rendering our opinion, we have assumed, with the approval of FHNC and West Metro, the following:

                (a)          The due execution of the Plan, the due execution and proper filing of the Merger Certificate and the enforceability, in accordance with its terms, of the Plan and the effectiveness, in accordance with its terms, of the Merger Certificate.

                (b)          The fair market value of the FHNC common stock and other consideration received by each West Metro shareholder will be approximately equal to the fair market value of the West Metro common stock surrendered in the Merger.

                (c)          Except for West Metro's issued and outstanding capital stock and the Options and Warrants described above, there are no interests (including, without limitation, warrants, options and debt instruments) which could be classified as stock or equity in West Metro for federal income tax purposes.

                On the basis of our examination of the aforementioned documents, the representations contained therein and the assumptions set forth above, and having considered the applicable federal income tax law as it exists on the date hereof, we are of the opinion that:

(i)

Provided the Merger qualifies as a statutory merger under Applicable Law, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

(ii)	Neither West Metro nor FHNC will recognize gain or loss as a result of the Merger;
(iii)	A Holder will not recognize gain or loss if the Holder exchanges West Metro common stock solely for FHNC common stock, except to the extent of any cash received in lieu of a fractional share;
(iv)

Where a Holder exchanges West Metro common stock solely for cash in the Merger, such cash will be treated as having been received by such Holder as a distribution in redemption of such Holder’s West Metro common stock, subject to the provisions and limitations of Section 302 of the Code;

(v)

A Holder will recognize gain (but not loss) (whether the gain is dividend income or capital gain depends upon the application of Section 302 of the Code relating to stock redemptions) if the Holder exchanges West Metro common stock for a combination of FHNC common stock and cash, and the Holder’s gain will be equal to the lesser of the excess, if any, of:

(a)

the sum of the cash (excluding any cash received in lieu of a fractional share of FHNC common stock) and the fair market value of the FHNC common stock received (including any fractional share of FHNC common stock which is deemed to be distributed in the Merger and then redeemed by FHNC), over the Holder’s tax basis in the West Metro common stock, or

(b) the amount of cash received;
(vi)

If a Holder exchanges West Metro common stock for cash only, a Holder's tax basis in the FHNC common stock received in the Merger will equal the Holder’s tax basis in the West Metro common stock surrendered less the tax basis allocable to any fractional share which is deemed to be distributed in the Merger and then redeemed by FHNC.

(vii)	If a Holder exchanges West Metro common stock for a combination of FHNC common stock and cash, Holder’s tax basis in the FHNC common stock received in the Merger will equal the Holder’s tax basis in the West Metro common stock surrendered (less the tax basis allocable to any fractional share which is deemed to be distributed in the Merger and then redeemed by FHNC), increased by (1) the amount which was treated as a dividend, and (2) the amount of gain to the Holder which was recognized on such exchange (not including any portion of such gain which was treated as a dividend), and decreased by the amount of cash received in the Merger (excluding any cash received in lieu of a fractional share of FHNC common stock);

(viii)

A Holder’s holding period for the FHNC common stock received in the Merger will include the holding period for the shares of West Metro common stock surrendered, provided that the West Metro common stock was held as a capital asset at the time of the Merger; and

(ix)

The receipt of cash in lieu of fractional shares of FHNC common stock will be treated as if the fractional shares were distributed in the Merger and then redeemed by FHNC. Generally, these cash payments will be treated as having been received as distributions in full payment in exchange for the shares considered redeemed.

                This opinion does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under the Code (including, but not limited to, financial institutions, tax-exempt organizations, mutual funds, insurance companies, S corporations or other pass-through entities, dealers in securities or foreign currency, Holders who exercise dissenters’ rights, foreign Holders, Holders who acquired shares of West Metro common stock pursuant to the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, traders in securities who elect the mark-to-market method of accounting for their securities holdings, Holders subject to the alternative minimum tax, Holders who have a functional currency other than the U.S. dollar, or Holders who hold West Metro common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction). Further, this opinion does not address the tax consequences of the holders of Warrants and Options, with respect to such Warrants and Options. In addition, this opinion does not address the state, local or foreign tax consequences of the Merger.

                This opinion is expressly limited to the federal income tax consequences of the Merger that are enumerated above. We express no opinion as to any other federal income tax consequences of the Merger or to matters governed by the laws of any state. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or future changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.

                This opinion is based upon various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of and effective on the date hereof, any one or more of which are subject to change either prospectively or retroactively. There can be no assurance that contrary positions may not be successfully asserted by the Internal Revenue Service or that a court considering such matters would not hold otherwise. Moreover, no opinion is rendered with respect to the effect, if any, which pending or proposed legislation or regulations may have on any of the foregoing matters.

                This letter expresses our legal opinion as to the foregoing matters based upon our professional judgment at this time; it is not, however, to be construed as a guaranty nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.

                This opinion is solely for the benefit of FHNC and the West Metro shareholders and may not be otherwise used, quoted, relied upon or referred to, nor may copies be delivered to any other person or entity without our prior written permission.

                We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the General Rules and Regulations of the Commission thereunder.

Sincerely,
/s/ Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC